Exhibit 12.1

PMC-SIERRA, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Year Ended December 31 (2)
	2004		2003	2002	2001	2000
Earnings:
Income (loss) before income taxes and before income from equity investees	$48,358		$(16,703)	$(83,865)	$(656,817)	$177,136

Fixed charges:
Interest expense and amortization of debt
issuance costs	3,454		10,547	12,104	4,987	808
Rental expense interest factor (3)	3,083		4,122	4,122	5,300	2,741
Total fixed charges	6,537		14,669	16,226	10,287	3,549

Earnings (loss) available to cover fixed charges	$54,895		$(2,034)	$(67,639)	$(646,530)	$180,685

Ratio of earnings to fixed charges (4)	8.4	x	—	—	—	50.9	x

(1)   The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated.  Earnings consist of income (loss) before provision for income taxes less income from equity investees plus fixed charges.  Fixed charges consist of interest charges, amortization of debt issuance costs, and that portion of rental expense that the Company believes to be a reasonable approximation of the interest factor included in rental expense.

(2)   The Company’s fiscal year ends on the last Sunday of the calendar year.  The reference to December 31 has been used as the fiscal year end for ease of presentation.

(3)   The portion of operating lease rental expense that the Company believes to be a reasonable approximation of the interest factor is deemed to be one-third of total operating lease rental expense.

(4)   Earnings were inadequate to cover fixed charges by $16.7 million, $83.9 million and $656.8 million for the fiscal years ended December 31, 2003, 2002 and 2001, respectively.